EXHIBIT 4.96

SHARE SALE AGREEMENT

entered into between:-

CROWN CONSOLIDATED GOLD RECOVERIES LTD

("CCGR")

and

DRDGOLD (South African Operations) (Pty) Ltd

("DRDSA")

WHEREAS:

- CCGR is the registered holder of 40 ordinary shares ("the Sale Shares") in Crown Gold Recoveries (Pty) Ltd ("CGR") which it acquired through the exercise of rights it held under a Deed of Pledge ("the Pledge");

- CCGR has resolved to offer to sell the Sale Shares to DRDSA for the Purchase Consideration; and

- DRDSA has resolved to accept the offer;

NOW THEREFOR the Parties agree as follows:-

1. **SALE AND PURCHASE**

    1.1.   CCGR hereby sells, and DRDSA hereby purchases the Sale Shares on the terms and conditions in this Agreement.

    1.2.   The Purchase Price for the Sale Shares shall be R1,00, payable in cash on the Closing Date.

2. **CLOSING AND IMPLEMENTATION**

    2.1.   The Closing Date in respect of the Sale shall be on the fifth day, or such other date as the Parties may in writing agree, after the Sale Shares shall have been registered in the name of CCGR, pursuant to the exercise of the Pledge. On the Closing Date a meeting shall take place between the representatives of the respective Parties at the offices of DRDGOLD commencing at 10:00 hours on the Closing Date, or at such other place, time and date agreed by the Parties in writing.

    2.2.   At this meeting:

    2.2.1.   DRDSA shall pay the Purchase Price, in respect of the Sale Shares in cash; and

    2.2.2.   CCGR shall deliver to DRDSA:-

    2.2.2.1.   an original share certificate in respect of the Sale Shares, and a duly signed securities transfer form, endorsed in to DRDSA; and

    2.2.2.2.   a certified copy of a resolution passed by the directors of each of the issuing entities approving the sale of the Sale Shares; and

    2.2.2.3.   such other documents as are necessary in order to enable DRDSA to procure the registration of the Sale Shares into its name.

3. **WARRANTIES AND REPRESENTATIONS**

3.1. DRDGOLD:

3.1.1. warrants that at the Closing Date the Sale Shares shall be free of any encumbrance and shall be freely transferable;

3.1.2. sells the Sale Shares voetstoots, and does not give any warranties with regard to the value of the shares, or in respect of the condition that of the business of the Company, or any of its subsidiaries.

3.2. DRDSA acknowledges that, other than specifically stated, it does not rely on any warranties or representations made by CCGR in respect of the Sale Shares, that the Sale Shares are bought voetstoots.

4. **WHOLE AGREEMENT, NO AMENDMENT**

4.1. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof.

4.2. No amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of or agreement not to enforce or to suspend or postpone the enforcement of any of the provisions or terms of this Agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding unless recorded in a written document signed by the Parties (or in the case of an extension of time, waiver or relaxation or suspension, signed by the party granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.

4.3. No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement, shall operate as an estoppel against any Party in respect of its rights under this Agreement, nor shall it operate so as to preclude such Party thereafter from exercising its rights strictly in accordance with this Agreement.

4.4. To the extent permissible by law no Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein, whether it induced the contract and/or whether it was negligent or not.

5. **DOMICILIUM CITANDI ET EXECUTANDI**

5.1.   The Parties choose as their *domicilia citandi et executandi* for all purposes under this Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature, the addresses set out on the schedule hereto, marked "chosen domicilium"

5.2.   Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax or e-mail.

5.3.   Any Party may by notice to any other Party change the physical address chosen as its *domicilium citandi et executandi vis-à-vis* that party to another physical address where postal delivery occurs in Gauteng or its postal address or its telefax number or e-mail address, provided that the change shall become effective *vis-à-vis* that addressee on the 7th (seventh) Business Day from the receipt of the notice by the addressee.

5.4.   Any notice to a Party -

5.4.1.   sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to it at an address chosen as its *domicilium citandi et executandi* to which post is delivered shall be deemed to have been received on the 5 Business Day after posting (unless the contrary is proved);

5.4.2.   delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its *domicilium citandi et executandi* shall be deemed to have been received on the day of delivery; or

5.4.3.   sent by telefax to its chosen telefax number, shall be deemed to have been received on the date of despatch (unless the contrary is proved); or

5.4.4.   sent by e-mail to its chosen e-mail address, shall be deemed to have been received on the date of despatch (unless the contrary is proved).

5.5.   Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen *domicilium citandi et executandi*.

6. **NO CESSION OR ASSIGNMENT**

Save as expressly provided elsewhere neither DRDGOLD on the one hand nor the Purchaser nor the company on the other shall be entitled to cede their rights or assign their rights and obligations hereunder to any third party without the prior consent of the other of them.

7. **COSTS**

7.1.   The Purchaser shall pay the stamp duty in respect of the registration of transfer of the Sold Shares into the Purchaser's name or the name of its nominee/s.

7.2.   Each Party shall pay its own costs in negotiating, settling and implementing this Agreement.

SIGNED by the Parties and witnessed on the following dates and at the following places respectively:

As Witness:

/s/ MP Ncholo
MP Ncholo   1._____
Chairman
For: DRDSA
                                                          2. _____

As Witness:

/s/ WT Beer
WT Beer   1._____
Regional General Manager Assets and
Commercial
For: CCGR   2. _____